Exhibit 99.1

Press release

Biophytis Gives Operational Perspectives on its Sarconeos
(BIO101)

Ahead of its Upcoming AGM on April 26, 2021

Paris, France, Cambridge (Massachusetts, United States), April 26, 2021, 8am CET - Biophytis SA (Euronext Growth Paris: ALBPS), a clinical-stage biotechnology company focused on the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19, today provides updates and perspectives on its Sarconeos (BIO101) programs ahead of its upcoming General Assembly on April 26, 2021.

The COVA phase 2-3 study against COVID-19:

Assuming Emergency Use Authorization from the US, and Conditional Market Approval from EMA are obtained in Q3 2021, marketing preparation could possibly start by end of 2021. Most of the commercialization would be envisaged from the start of 2022. In that perspective, Biophytis is currently taking steps in order to prepare for industrial scale ups and manufacturing with potential CMO partners in due course.

The SARA-INT phase 2 study in Sarcopenia:

Depending on results from the ongoing Phase 2 SARA-INT trial in sarcopenia, which are expected before end of Q2 2021, Biophytis could initiate a Phase 3 study of Sarconeos (BIO101) in the same indication. Amongst other options, the Company may consider partnering on this study, which could start in early 2022.

The MYODA study in DMD (Duchenne Muscular Dystrophy):

Following the Company’s receipt of the IND (Investigational New Drug Application) obtained from the FDA and authorization from Belgian authorities in early 2020, the study was delayed due to the COVID-19 pandemic. Biophytis now intends to resume the preparation for launching the MYODA Phase 1/2 clinical trial of Sarconeos (BIO101) in Duchenne Muscular Dystrophy (DMD), which could now be initiated in mid-2021, depending on the evolution of the pandemic.

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19.

Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, being developed as a treatment for sarcopenia in a Phase 2 clinical trial in the United States and Europe (SARA-INT). It is also being studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The company is based in Paris, France, and Cambridge, Massachusetts.

Press release

The company's common shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and ADSs are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040). For more information visit www.biophytis.com.

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. These forward-looking statements include statements regarding Biophytis’ anticipated timing for its various Sarconeos (BIO101) clinical trials and expectations regarding commercialization. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties including, without limitation, delays in patient recruitment or retention, interruptions in sourcing or supply chain, its ability to obtain the necessary regulatory authorizations, COVID-19-related delays, and the impact of the current pandemic on the Company’s clinical trials. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. In France, please also refer to the "Risk Factors" section of the Company's Annual 2019 Report and the Company’s Year-end 2020 Report available on BIOPHYTIS website (www.biophytis.com). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Evelyne Nguyen, CFO

evelyne.nguyen@biophytis.com

Media contact

Life Sci Advisors

Sophie Baumont/Chris Maggos

E: sophie@lifesciadvisors.com

T: +33 6 27 74 74 49

Investor Relations

LifeSci Advisors, LLC

Sandya von der Weid

E: svonderweid@lifesciadvisors.com

T: +41 78 680 05 38